The Weitz Funds
1125 South 103rd Street, Suite 200
Omaha, Nebraska 68124-1071

April 20, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Delaying Amendment for The Weitz Funds for Registration Statement on Form N-14 (File No. 333-255145)

Greetings:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), The Weitz Funds (the “Registrant”) is hereby filing a delaying amendment with respect to its registration statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of the Weitz Core Plus Income Fund, a series of the Registrant, with and into the Great Lakes Bond Fund, a series of Managed Portfolio Series.  The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 9, 2021, pursuant to Rule 488 under the Securities Act (Accession Number 0001821268-21-000119).

The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Omaha and State of Nebraska on the 20th day of April, 2021.

No fees are required in connection with this filing. If you have any questions or comments relating to this delaying amendment, please contact Patrick W.D. Turley of Dechert LLP, counsel to the Registrant, at (202) 261-3364.

Sincerely,

/s/ Wallace R. Weitz
Wallace R. Weitz
President

cc:	James J. Boyne
John Detisch, Esq.
Patrick W.D. Turley, Esq.